[Letterhead of Emtec, Inc.]

July 27, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attn: Daniel F. Duchovny

Attorney-Advisor

Office of Mergers and Acquisitions

RE:  Emtec, Inc.

Schedule 14F-1 filed July 18, 2005

SEC File No. 005-44028

Ladies and Gentlemen:

This letter is in response to the Staff’s letter dated July 25, 2005 concerning the Schedule 14F-1 of Emtec, Inc. (the “Company”). The response is preceded by the full text of the Staff’s comment.

Schedule 14F-1

1.	Please provide the information required by Item 7(h) of Schedule 14A.

Response:

Reference is made to page 11 of the Schedule 14F-1.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Ira Roxland of Sonnenschein Nath & Rosenthal LLP at (212) 768-6999 if you have any further questions or comments.

Sincerely,

/s/ Sam Bhatt

Sam Bhatt

Vice President-Finance